

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 2, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 9.625% Class C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests of NGL ENERGY PARTNERS LP under the Exchange Act of 1934.

Sincerely,